SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

Further to the fato relevante published on May 11, 2016, we hereby inform our shareholders and the market in general that, despite our best efforts and resources dedicated, we are not in a position to file our annual reports on Form 20-F for the years ended December 31, 2014 and 2015 by May 18, 2016, as the independent internal investigation conducted by Hogan Lovells US LLP is still not substantially complete.

In respect of the annual report on Form 20-F for the year ended December 31, 2014, there are no further extensions which may be granted pursuant to section 802.01E of the New York Stock Exchange ("NYSE") Listed Company Manual.

Accordingly, the NYSE will suspend the trading of the American Depository Shares ("ADS") issued by us and listed on the NYSE (tickets EBR and EBR-B) in the coming days, while the delisting process begins.

Once the NYSE determines that our ADS will be delisted, we intend to appeall the delisting and continue to work to finalize our annual reports on Form 20-F for the years ended December 31, 2014 and 2015.

During the suspension period, EBR and EBR-B ADS holders may request that the depository bank, JP Morgan, cancel their ADS or provide the underlying ordinary shares (ELET3) or class B preferred shares (ELET6), which are traded on the BM&FBovespa stock exchange in São Paulo, Brazil.

Further, we are taking all necessary measures to ensure that during the suspension period, or even in case of a delisting, our ADS may be traded on the over-the-counter ("OTC") market. Accordingly, we will announce the OTC tickers as soon as they are made available.

Below are the contact details for our ADS depository bank, JP Morgan. ADS holders may discuss this matter further with the people listed below. In addition, the Eletrobras investor relations team is also available to assist.

JP Morgan Contacts 55 11 4950 3650 (Andrea Krongold) – Portuguese, Spanish and English 212 552 8925 (Andrea Krongold) - Portuguese, Spanish and English 212 552 8926 (Karina Fridman) – English
Eletrobras Investor Relations Team 55 21 25146333 55 21 25144627
We will continue to work to ensure that the ongoing independent investigation is concluded so that we may file our annual reports on Form 20-F, as required by applicable U.S. laws.

Finally, we clarify that the loans and financing entered into by Eletrobras, as well as the bonds issued in the international capital markets, were entered into on market standard terms. The covenants in these agreements were consistent with the market standard for companies of similar credit ratings at the time that these agreements were entered into.

Pursuant to these agreements, we are subject to certain clauses such as, corporate guarantee clauses, change of control covenants, provisions regarding the furnishing of financial information, prepared in accordance with Brazilian GAAP, compliance with licences and authorizations and asset sale covenants. There are no covenants in respect of us mainting our ADS listed on the NYSE or the filing of our annual reports on Form 20-F.

Rio de Janeiro, May 17, 2016.

Armando Casado de Araujo

CFO and Investor Relation Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.